Computation of Ratios of Earnings (Loss) to Fixed Charges and of Earnings (Loss) to Combined
Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2005	2004	2003	2002	2001
Earnings (loss) from continuing operations	$ 182,978	$ 66,119	$ (29,768)	$ 80,373	$ 74,487
Undistributed equity income from investees	(77,765)	2,406	9,176	(3,967)	(660)
Income tax expense (benefit)	115,951	35,864	(21,417)	39,665	39,170
Earnings (loss) from continuing operations before income taxes	$ 221,164	$ 104,389	$ (42,009)	$ 116,071	$ 112,997
Fixed charges:					
Interest, long-term debt	$ 35,780	$ 47,244	$ 60,998	$ 55,621	$ 51,619
Interest, other (including interest on short-term debt)	3,260	2,945	7,219	9,346	4,651
Amortization of debt expense, premium, net	2,399	3,261	3,385	1,720	1,689
Portion of rentals representative of an interest factor	284	286	518	608	527
Total fixed charges	$ 41,723	$ 53,736	$ 72,120	$ 67,295	$ 58,486
Earnings (loss) from continuing operations before income taxes	$ 221,164	$ 104,389	$ (42,009)	$ 116,071	$ 112,997
Total fixed charges from above	41,723	53,736	72,120	67,295	58,486
Amortization of capitalized interest	407	485	725	725	458
Long-term capitalized interest	-	-	-	(6,013)	(10,115)
Earnings (loss) from continuing operations before income taxes and fixed charges	$ 263,294	$ 158,610	$ 30,836	$ 178,078	$ 161,826
Ratio of earnings to fixed charges	6.31 x	2.95 x	0.43 x*	2.65 x	2.77 x
Total fixed charges from above	$ 41,723	$ 53,736	$ 72,120	$ 67,295	$ 58,486
Preferred stock dividends	1,922	2,741	2,099	2,167	2,227
Total fixed charges and preferred stock dividends	$ 43,645	$ 56,477	$ 74,219	$ 69,462	$ 60,713
Ratio of earnings to combined fixed charges and preferred stock dividends	6.03 x	2.81 x	0.42 x**	2.56 x	2.67 x

*   For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $41.3 million.

** For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred stock dividends by $43.4 million.